

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2024

Edward McGee
Chief Financial Officer
Grayscale Ethereum Mini Trust (ETH)
c/o Grayscale Investments, LLC
290 Harbor Drive, 4th Floor
Stamford, Connecticut 06902

  Re: Grayscale Ethereum Mini Trust (ETH)
   Amendment No. 2 to Registration Statement on Form S-1
   Filed June 21, 2024
   File No. 333-278878

Dear Edward McGee:

  We have reviewed your amended registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary
Trust Overview, page 1

1. You state here that Ether has a circulating supply of approximately 120 million coins as of March 31, 2024. You also include other disclosure here and elsewhere in the prospectus as of March 31, 2024. Please revise to update this information as of June 30, 2024, or the most recent practicable date.

Risk Factors
Due to the unregulated nature and lack of transparency..., page 33

2. We note the use of the term "unregulated" when referring to certain crypto asset trading platforms. Please revise to qualify your use of this term by clarifying that such platforms

may be subject to regulation in a relevant jurisdiction but may not be complying.

<u>Regulatory changes or actions by the U.S. Congress..., page 53</u>

3.   Please remove the first three sentences in the first full paragraph on page 54 as the disclosure lacks the appropriate context for the referenced statements.

 Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Dan Gibbons